February 26, 2007

Via Edgar and FAX 202-772-9218 Mail Stop 6010

U.S. Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Mr. Brian Cascio
            Mr. Gary Todd

Dear Messrs. Cascio and Todd:

This letter responds to the comment letter dated January 26, 2007 from your office with respect to our Form 10-KSB for the fiscal year ended December 31, 2005. We are aware of your comments regarding our form 10-Q for the period ended September 30, 2006, and intend to respond to those comments under separate cover.

The text of your letter has been included for your reference and our response is presented below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------

     1.   Please file the amended Form 10-K for 2005.

         RESPONSE

         We will file the amended 2005 Form 10-K this week.

Item 8. Financial Statements and Supplementary Data
---------------------------------------------------

Consolidated Statement of Operations, page 42
---------------------------------------------

     2. We refer to your response to prior comment 8. In light of the significance of the prior year's purchase discounts and allowances, please also make disclosure about the underlying facts and circumstances leading Soyo to pursue the credits from the suppliers.

         RESPONSE

                  We propose to further amend the 2005 10-K by adding the following paragraph to the section Gross Margin- Results of Operations 2005 and 2004 section beginning on page 30:

         At the start of the year, the Company was holding inventory that had been purchased during 2004 that was significantly different in appearance and functionality than the products the Company had sought to purchase. For this reason, the Company could not sell the products through normal sales channels. The Company thus continued to negotiate with suppliers to return the products. Subsequently, the negotiations were completed, and the Company booked the results as prior years' purchase discounts and allowances. This decreased the cost of revenues, thereby, increasing the gross margin.


Revenue Recognition, page 51
----------------------------

     3. We refer to your response to comment 15. Please tell us about the terms and provisions of your price protection program. Also explain how it is that you know the ultimate amount of price protection at the date of sale. If the ultimate amount of price protection that may be utilized is an estimate, please clarify the disclosure. Also disclose how you arrive at that estimate and how you determine the appropriate timing for recognition.

         RESPONSE

                  Our response to your comment number 15 in your letter dated July 26, 2006 was incorrect. The Company does not know the ultimate amount of price protection that may be given to a customer at the date of sale.

                  We propose to further amend the document by adding the following paragraph to the revenue recognition section on page 55:

         The Company offers price protection to its customers where SOYO Group, Inc. has published a Price List which reflects a reduced cost. Price Protection will be available for current inventory only which is on hand on the effective date of the price reduction, and for those products which maybe in- transit and for those products which have been invoiced directly from SOYO Group, Inc. within the Prior thirty (30) calendar days period. In these cases, the amount of price protection is calculated and recognized as a reduction of revenue.


p.Stock Based Compensation, page 53
-----------------------------------

     4. We refer to your response to comment 19. Please expand to make all relevant disclosures required by paragraphs 46-48 of SFAS 123.

         RESPONSE

         We propose to further amend the document by changing the stock based compensation section to read as follows:


               In December 2004, SFAS No. 123R, "Share-based Payment" was issued and replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires the measurement of all employee share-based payments, including grants of employee stock options, using a fair-value based model. Deferred compensation calculated under the fair value method would then be amortized into income over the respective vesting period of the stock option. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005.

               The Company currently accounts for employee stock-based compensation using the intrinsic value method supplemented by pro forma disclosures in accordance with APB 25 and SFAS 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Under the intrinsic value method, the Company has recognized stock-based compensation common stock on the date of grant..

               If the fair value based method under FAS 123 had been applied in measuring stock-based compensation expense for the years ended December 31, 2005 and 2004, the pro forma on net loss and net loss per share would have been as follows:


                                                                   December 31,
                                                                       2005
                                                                   ------------

          Net loss attributable to common shareholders, as         $   (633,443)
          reported

          Add: Stock based employee compensation
              expense included in reported net loss,
              net of related tax effects                                   --

          Deduct:  Total Stock-based employee
            compensation expense determined under
            fair-value based method for all awards not
            included in net loss                                       (238,103)
                                                                   ------------

          Pro-forma net loss attributable to common shareholders   $   (871,546)
                                                                   ------------


          Loss per share:
            Basic and diluted - as reported                        $      (0.01)
            Basic and diluted - pro-forma                          $      (0.02)


               Through December 31, 2004, the Company did not have any Equity Compensation Plans. On March 7, 2005, the Company registered its 2005 Stock Compensation Plan on Form S-8 with the Securities and Exchange Commission, registering on behalf of our employees, officers, directors and advisors up to 5,000,000 shares of our common stock purchasable by them pursuant to common stock options granted under our 2005 Stock Compensation Plan. The plan was approved by shareholder vote during a special meeting of shareholders on February 17, 2006. However, since Mr. Chok and Ms. Chu, husband and wife, are directors who own more than 50% of the company, shareholder approval is essentially a formality, hence the grant date of the stock options is July 22, 2005.

               On July 22, 2005, the Company issued 2,889,000 option grants to employees at a strike price of $.75. One third of those options will vest and be available for purchase on July 22, 2006, one third on July 22, 2007, and one third on July 22, 2008. The grants will expire if unused on July 22, 2010.

               The options do not have requisite service period nor market, performance, and service conditions.

Note 3, Accounts Receivable, page 56
------------------------------------

     5. We refer to your response to Comment 23. Please tell us about the terms and provisions of the factoring arrangements. Tell us how you have accounted for the factored receivables under both arrangements: and, show us that your accounting is appropriate under SFAS 140. Please also address that terms of and accounting for the recent agreement with GE Capital.

         RESPONSE

         During September 2005, the Company entered into a factoring agreement with Wells Fargo Bank to sell a majority of its trade accounts receivable to the factor on a pre-approved, non-recourse basis. The factor advanced the Company 80% of the invoice amount of each invoice, with the balance (less interest and fees) being paid to the Company upon the factor's collection of the invoice from the customer. For accounts sold to the factor without recourse, the factor was responsible for collection, assumed all credit risk, and obtained all of the rights and remedies against the company's customers. For such accounts, initial payment was due from the factor upon the factor confirming the invoice amount with the customer.

         By January 2006, the Company concluded that the agreement was not working to the Company's advantage, as the factor's acceptance rate of the Company's invoices was less than 50%. In February 2006, the Company replaced Wells Fargo Bank as its primary factoring source when it signed a factoring agreement with Accord Financial Services. The new agreement stipulated that Accord Financial Services would buy receivables without recourse, and the advance rate was 60%. The Company replaced Accord Financial Services in February 2007.

         Receivables factored without recourse are accounted for as sales of financial assets because the transferor (the Company) surrenders control over the receivables to the factor. The amount of factored receivables at December 31, 2005 ($580,363) was disclosed in Note 3. It represents the amount expected to be received from the factor. The Company will provide additional disclosure in the future.

         On August 29, 2006, SOYO announced a financing deal with GE Capital. Under terms of the deal, GE Capital will advance funds to GE approved manufacturers for products ordered by SOYO. GE Capital will guarantee payment of the invoices for the goods purchased on behalf of SOYO. SOYO will treat these advances as current liabilities on its financial statements.

Note 10, Significant Concentrations, page 60
--------------------------------------------

     6. We note your responses to previous comments 26 and 27. Please disclose why certain of the information called for by SFAS131 is not available for prior years.

         RESPONSE

         We propose to further amend the document by adding the following paragraph directly after the chart on page 67 that discloses revenue by product lines:

         The breakdowns to segregate sales by product line is not available for years prior to 2005. During the years prior to 2005, the Company sold primarily computer parts and peripherals. The dollar volume of sales of both consumer electronics and voice and communication products were very small and immaterial in the scope of the Company's business. As sales of consumer electronics and voice and communication products have grown, the Company has begun recognizing the sales in each category, and will continue to segregate the sales for reporting purposes in the future.


Item 9a. Controls and Procedures, page 68
-----------------------------------------

     7. We refer to your response to comment 30. We see from the first paragraph of the proposed revisions that you have concluded that disclosure controls and procedures are not "adequate." Please revise to make a representation about whether disclosure controls and procedures are "effective."

         RESPONSE

         We propose to amend the document to disclose that the Company's Controls and Procedures as of December 31, 2005 were not effective.




In connection with responding to your comments, the Company hereby acknowledges that:

o it is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o it may not assert staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.


     In the event that the staff has any further requests or matters seeking clarification, please feel free to contact me or Mr. Eric Strasser at your earliest convenience at 909-292-2518, fax 909-292-2549 or Mr. Strasser's cell phone 909-631-6716.


Sincerely,

/s/ Nancy Chu

Nancy Chu
Chief Financial Officer